Exhibit 99.2

FINANCIAL REPORT

RESULTS OF OPERATIONS

Three-month and nine-month periods ended September 30, 20261

During the three-month periods ended September 30, 2026 and 2025, the Company had an average of 29.5 and 35.5 vessels in its owned fleet and chartered in an average of 28.1 and 44.7 third-party owned dry bulk vessels, respectively. During the nine-month period ended September 30, 2026, the corresponding averages were 29.9 owned vessels and 25.0 chartered-in vessels.

During the three-month period ended September 30, 2026, we sold the dry bulk vessel Bermondi with a DWT capacity of 55,469. During the three-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand dry bulk vessels Imperator and Gorgo with an aggregate DWT capacity of 252,885, and we sold the dry bulk vessels Acuity, Verity, Bernis, Equity, Pythias and Gorgo with an aggregate DWT capacity of 281,897. During the nine-month period ended September 30, 2026, we took delivery of the dry bulk vessel Astros with a DWT capacity of 60,297 and we sold the dry bulk vessels Clara, Miracle and Bermondi with an aggregate DWT capacity of 292,669.

During the three-month periods ended September 30, 2026 and 2025, owned-fleet ownership days totaled 2,716 and 3,270, respectively. During the nine-month period ended September 30, 2026, our owned-fleet ownership days totaled 8,173. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results

Expressed in millions of U.S. dollars	Q3 2026	Q3 2025	9M 2026
	(Unaudited)
Voyage revenue	$125.2	$158.8	$329.6
Voyage revenue - related parties	6.3	64.1	25.0
Total voyage revenue	131.5	222.9	354.6
Voyage expenses	(34.6)	(65.8)	(87.8)
Charter-in hire expenses	(54.6)	(117.4)	(139.5)
Voyage expenses - related parties	(0.8)	(3.0)	(2.6)
Vessels’ operating expenses	(16.7)	(19.3)	(49.8)
General and administrative expenses	(2.0)	(3.3)	(6.7)
Management and agency fees - related parties	(3.9)	(6.5)	(13.0)
General and administrative expenses - non-cash component	(1.3)	(0.9)	(3.3)
Amortization of dry-docking and special survey costs	(2.0)	(1.7)	(5.5)
Depreciation	(8.8)	(9.3)	(26.3)
Gain / (loss) on sale of vessels	2.5	(3.8)	10.2
Loss on vessels held for sale	-	(1.1)	-
Foreign exchange losses	-	(0.2)	(0.1)
Interest income	1.9	1.0	5.2
Interest and finance costs	(2.1)	(3.2)	(6.8)
Other, net	(0.2)	0.5	(6.2)
Gain on derivative instruments, net	7.7	18.5	9.3
Net Income	$16.6	$7.4	$31.7

1 Costamare Bulkers became an independent publicly traded company upon its spin-off from Costamare Inc. on May 6, 2025, prior to which it did not operate as a separate legal entity. Accordingly, the results for the nine-month period ended September 30, 2026 are not comparable to the corresponding period of 2025, and respective comparative figures are not presented.

Q3 2026 Net Income includes the approximately $2.5 million gain on the sale of the dry-bulk vessel Bermondi and a net gain of $7.7 million on derivative instruments, comprising realized gains of $3.0 million and unrealized mark-to-market gains of $4.7 million.

The decrease in Total voyage revenue and the improvement in Net Income in Q3 2026 vs Q3 2025 reflect, among other factors, the significant downsizing of the operating platform fleet following the agreement of the previously announced transaction (signed in the end of Q3 2025) with Cargill International S.A. (“Cargill”), together with actions taken to reduce the operating platform’s operating expenses.

CONDENSED CONSOLIDATED BALANCE SHEETS

Expressed in thousands of U.S. dollars	September 30, 2026	December 31, 2025
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents and margin deposits	$268,752	$222,670
Other current assets	79,387	70,979
Total current assets	$348,139	$293,649
Vessels and advances, net	521,481	565,547
Operating lease right-of-use assets	25,566	41,667
Restricted cash, non-current portion	4,700	3,650
Other non-current assets	31,832	24,910
Total assets	$931,718	$929,423
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt, net of deferred financing costs	$11,872	$14,995
Operating lease liabilities, current portion	9,061	39,155
Other current liabilities	73,966	69,026
Total current liabilities	$94,899	$123,176
Long-term debt, net of current portion and deferred financing costs	119,895	140,599
Operating lease liabilities, non-current portion	16,290	—
Total liabilities	$231,084	$263,775
Stockholders’ equity	$700,634	$665,648
Total liabilities and stockholders’ equity	$931,718	$929,423

Certain line items have been combined for presentation purposes.

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CONDENSED CASH FLOWS2

Expressed in millions of U.S. dollars	Q3 2026	Q3 2025	9M 2026
	(Unaudited)
Net cash provided by operating activities	$21.3	$31.9	$41.5
Net cash provided by investing activities	$14.8	$29.3	$32.0
Net cash used in financing activities	$(6.3)	$(7.8)	$(24.5)

Net cash provided by operating activities during the three- and nine-month periods ended September 30, 2026 were $21.3 million and $41.5 million, respectively, and were principally affected by operating results, working-capital movements, dry-docking and special-survey expenditures, and interest payments.

Net cash provided by investing activities during the three-month period ended September 30, 2026 was $14.8 million, principally reflecting the net proceeds from the sale of dry bulk vessel Bermondi and payments for vessels’ upgrades. Net cash provided by investing activities during the nine-month period ended September 30, 2026 was $32.0 million, which mainly include the net proceeds from the sales of the dry bulk vessels Clara, Miracle and Bermondi and payments for the acquisition of the dry bulk vessel Astros.

Net cash used in financing activities during the three-month period ended September 30, 2026 was $6.3 million, reflecting scheduled debt repayments and debt prepayment due to the sale of dry bulk vessel Bermondi. Net cash used in financing activities during the nine-month period ended September 30, 2026 was $24.5 million, reflecting scheduled debt repayments and debt prepayment due to the sale of the dry bulk vessels Clara, Miracle and Bermondi.

SUPPLEMENTAL LIQUIDITY AND DEBT INFORMATION

Expressed in millions of U.S. dollars	September 30, 2026	June 30, 2026
Cash and cash equivalents and margin deposits (incl. restricted cash)	$273.5	$246.8
Available undrawn funds	$84.7	$84.7
Total liquidity(1)	$358.2	$331.5
Long-term debt (current and non-current portion), net of deferred financing costs	$131.8	$137.9

(1) Restricted cash and margin deposits are not all freely available for general corporate purposes; facility drawdowns remain subject to applicable terms.

Debt-Free Vessels

As of September 30, 2026, the Company had three debt-free vessels with an aggregate carrying capacity of 182,477 DWT. These unencumbered vessels, combined with the Company’s net cash position and the absence of near-term debt maturities, even prior to the completion of the refinancing of our existing indebtedness, provide additional financial flexibility.

Vessel	Year Built	DWT
Alwine	2014	61,090
August	2015	61,090
Astros	2018	60,297
Total		182,477

2 Costamare Bulkers became an independent publicly traded company upon its spin-off from Costamare Inc. on May 6, 2025, prior to which it did not operate as a separate legal entity. Accordingly, the results for the nine-month period ended September 30, 2026 are not comparable to the corresponding period of 2025, and respective comparative figures are not presented.

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FORWARD-LOOKING STATEMENTS

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “could,” “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581) under the caption “Risk Factors”. All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

COMPANY CONTACTS

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Bulkers Holdings Limited, Monaco | Tel: (+377) 92 00 1745 | Email: ir@costamarebulkers.com

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OWNED VESSELS FLEET LIST

No.	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER	2012	181,415
2	PROSPER	2012	179,895
3	DORADO	2011	179,842
4	MAGNES	2011	179,546
5	IMPERATOR	2012	176,387
6	ENNA	2011	175,975
7	AEOLIAN	2012	83,478
8	GRENETA	2010	82,166
9	HYDRUS	2011	81,601
10	PHOENIX	2012	81,569
11	BUILDER	2012	81,541
12	FARMER	2012	81,541
13	SAUVAN	2010	79,700
14	MERCHIA	2015	63,585
15	DAWN	2018	63,561
16	SEABIRD	2016	63,553
17	ORION	2015	63,473
18	DAMON	2012	63,301
19	ARYA	2013	61,424
20	ALWINE	2014	61,090
21	AUGUST	2015	61,090
22	ASTROS	2018	60,297
23	ATHENA	2012	58,018
24	ERACLE	2012	58,018
25	NORMA	2010	58,018
26	CURACAO	2011	57,937
27	URUGUAY	2011	57,937
28	SERENA	2010	57,266
29	LIBRA	2010	56,701

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CHARTERED-IN VESSELS FLEET LIST3

No.	Vessel Name	Year Built	Capacity (DWT)	Earliest Redelivery to Owners
1	CAPE PROTEUS (i)	2011	180,585	April 2027
2	GW DELTA	2010	83,476	TC Trip
3	GRAMPUS CHARM	2013	82,937	February 2027
4	GRAND OCEAN	2023	82,698	TC Trip
5	APJ PRITI 2	2006	82,574	November 2026
6	AQUAPRIMA	2022	82,270	TC Trip
7	ITQAAN	2010	82,174	December 2026
8	NEW ERA	2011	82,153	November 2026
9	PELLA	2010	82,114	TC Trip
10	XANTHI	2026	82,108	April 2027
11	STAR NADZIYE	2019	82,083	TC Trip
12	VERACITY	2025	82,066	TC Trip
13	ADMIRAL JIMMU	2020	82,024	February 2027
14	BBG ENDEAVOR	2013	82,023	TC Trip
15	LORIENT	2026	81,998	TC Trip
16	STAR BELLA	2026	81,979	TC Trip
17	EVER RADIANCE	2022	81,951	November 2026
18	EVER MAJESTY	2021	81,936	February 2027
19	HERMES CENTURY	2026	81,800	February 2031
20	PRINCESS A	2020	81,793	TC Trip
21	PISTI	2021	81,737	November 2026
22	KYNOURIA	2012	81,354	December 2026
23	GEORGITSI (i)	2012	81,309	November 2026
24	PERSEUS	2015	81,210	January 2027
25	PLATANOS	2011	81,123	TC Trip
26	JY OCEAN	2018	81,118	TC Trip
27	SEA UNITY	2016	81,112	May 2027
28	RB JAKE	2016	81,039	TC Trip
29	GEMINI OCEAN	2017	80,982	November 2026 + TC Trip
30	NORD TITAN	2014	77,095	July 2027
31	FEDERAL SW	2011	76,483	February 2027
32	STAHLA	2012	76,049	TC Trip

(i)	Time-chartered out for the whole remaining charter-in period.

CHARTERED-IN NEWBUILDING VESSEL

No.	Vessel	Capacity (DWT)	Estimated Delivery
1	Newbuilding	82,400	Q2 2027 – Q1 2028

3 Excluding one vessel already sub-chartered out to Cargill on back to back terms pursuant to the Strategic Cooperation Agreement.

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FINANCIAL SUMMARY4

Expressed in thousands of U.S. dollars, except per-share data	Q3 2026	Q3 2025	9M 2026
Total voyage revenue*	$131,507	$222,874	$354,625
Net Income*	$16,564	$7,354	$31,667
Weighted average number of shares	24,302,148	24,241,640	24,242,311
Earnings per share	$0.68	$0.30	$1.31
Adjusted Net Income[5]	$12,434	$473	$34,646
Adjusted Earnings per Share[5]	$0.51	$0.02	$1.43

* The decrease in Total voyage revenue and the improvement in Net Income in Q3 2026 vs Q3 2025 reflect, among other factors, the significant downsizing of the operating platform fleet following the agreement of the previously announced transaction (signed in the end of Q3 2025) with Cargill International S.A. (“Cargill”), together with actions taken to reduce the operating platform’s operating expenses.

NON-GAAP MEASURES

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they exclude certain items that affect comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance.

The non-GAAP measures presented herein include Adjusted Net Income, Adjusted Earnings per Share, TCE Revenue, TCE Revenue allocated to the owned dry bulk fleet and Owned-Fleet TCE per Day. These measures should be viewed in addition to, and not as alternatives for, Total voyage revenue, Net Income / (Loss), Earnings / (loss) per share or other measures determined in accordance with GAAP, and may not be comparable with similarly titled measures used by other companies. Supplemental financial data and corresponding reconciliations to the most directly comparable GAAP measures for the relevant period are included in Exhibits I and II.

4 Costamare Bulkers became an independent publicly traded company upon its spin-off from Costamare Inc. on May 6, 2025, prior to which it did not operate as a separate legal entity. Accordingly, the results for the nine-month period ended September 30, 2026 are not comparable to the corresponding period of 2025, and respective comparative figures are not presented.

5 Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to “Non-GAAP Measures” and Exhibit I for the definitions and reconciliations.

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EXHIBIT I - ADJUSTED NET INCOME AND EPS RECONCILIATIONS

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

Expressed in thousands of U.S. dollars, except share and per-share data	Q3 2026	Q3 2025	9M 2026
Net Income	$16,564	$7,354	$31,667
Accrued charter revenue	10	1	10
Deferred charter-in expense	(539)	91	(1,392)
Amortization of time-charter assumed	(383)	-	(691)
General and administrative expenses - non-cash component	1,320	869	3,319
Non-recurring, non-cash write-off of loan deferred financing costs	34	157	200
Non-recurring expenses for realignment of operating platform	158	-	5,782
Unrealized gain on derivative instruments (mark-to-market)[6]	(4,730)	(7,999)	(4,249)
Adjusted Net Income	$12,434	$473	$34,646
Weighted average number of shares	24,302,148	24,241,640	24,242,311
Adjusted Earnings per Share*	$0.51	$0.02	$1.43

* Per-share amounts are calculated using the weighted average number of shares shown above. Amounts may not recalculate precisely due to rounding.

Adjusted Net Income and Adjusted Earnings per Share adjust Net Income for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, the non-cash component of general and administrative expenses, non-recurring, non-cash write-offs of loan deferred financing costs, non-recurring operating-platform realignment expenses and unrealized gains or losses on derivative instruments, as detailed below. “Accrued charter revenue” represents the difference between cash received during the period and revenue recognized during the period on a straight-line basis at the charter’s average rate. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Previously, the Company’s calculation of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the quarter ended March 31, 2026. Accordingly, the previously reported figures for the quarter ended September 30, 2025 have been recast to account for this change. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

6 The mark-to-market adjustment reflects the change in the fair value of each derivative instrument being the unrealized component of the gain or loss on derivative instruments recognized in the consolidated Net Income. Such unrealized losses are added back and such unrealized gains are deducted; realized derivative gains and losses remain included in Adjusted Net Income. This relabeling does not change the adjustment methodology. It does not imply that associated collateral or margin movements have no cash-flow effect.

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EXHIBIT II - OWNED-FLEET OPERATING DATA AND TCE CALCULATION

Owned-Fleet Operating Data

Metric	Q3 2026	Q3 2025	9M 2026
Average owned vessels	29.5	35.5	29.9
Ownership days - owned fleet	2,716	3,270	8,173
Available days - owned fleet	2,594	3,259	7,851
Owned-fleet utilization(1)	94.8%	98.4%	97.1%
Daily vessel operating expenses - owned fleet(2)	$6,161	$5,899	$6,097
Vessels completing dry-docking / special survey	4	—	7

(1) We calculate utilization of our owned dry bulk fleet (including owned vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which include repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

(2) We calculate daily vessel operating expenses as vessels’ operating expenses for the period over the ownership days of the period.

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Reconciliation of Total Voyage Revenue to TCE Revenue and Owned-Fleet TCE per Day

Expressed in thousands of U.S. dollars, except days and per-day data	Q3 2026	Q3 2025	9M 2026
Total Voyage Revenue*	$131,507	$222,874	$354,625
Less: Voyage Expenses*	(34,617)	(65,781)	(87,834)
Less: Voyage Expenses – Related Parties*	(831)	(3,009)	(2,622)
TCE Revenue	$96,059	$154,084	$264,169
Less: TCE Revenue allocated to CBI	(50,534)	(117,247)	(136,728)
Add: TCE Revenue earned by the owned fleet from chartering-out owned vessels to CBI	-	$8,842	$364
TCE Revenue allocated to the owned dry bulk fleet	$45,525	$45,679	$127,805
Owned-fleet available days	2,594	3,259	7,851
Owned-Fleet TCE per Day	$17,550	$14,016	$16,279

* The decrease in Total Voyage Revenue, Voyage Expenses and Voyage Expenses – Related Parties in Q3 2026 versus Q3 2025 reflects, among other factors, the significant downsizing of the operating platform fleet following the agreement of the previously announced transaction with Cargill (signed in the end of Q3 2025).

TCE Revenue is calculated as Total Voyage Revenue from the employment of our owned fleet and third-party chartered-in vessels, less Voyage Expenses and Voyage Expenses - Related Parties. Voyage expenses primarily consist of port and canal charges, fuel costs, EUAs and FuelEU Maritime expenses and commissions to counterparties, third parties or related parties that are unique to a particular charter. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time-charter agreements. Charter-in hire expenses are not deducted in TCE Revenue; TCE is therefore not a measure of the CBI operating platform's net profit.

TCE Revenue allocated to the owned dry bulk fleet is calculated by deducting TCE Revenue allocated to CBI from the total TCE Revenue, and adding any TCE Revenue earned by our owned dry bulk vessels that are chartered out to CBI. Owned-Fleet TCE per Day is TCE Revenue allocated to the owned dry bulk fleet divided by the corresponding number of available days during the relevant period.

TCE rate per day is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We believe that the presentation of our Owned-Fleet TCE per day is useful to investors because it shows only the performance of our owned fleet, which is more directly comparable from period to period than our chartered-in fleet because the composition of our chartered-in fleet changes more significantly from period to period.

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